Filed by Pine Technology Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form S-4 File No. 333-261709

Subject Company: Pine Technology Acquisition Corp.

(Commission File No. 001-40179)

The following communications were made available by The Tomorrow Companies Inc. (“Tommorow.io”) and Tomorrow.io CEO Shimon Elkabetz in connection with the proposed business combination between Tomorrow.io and Pine Technology Acquisition Corp. (“Pine Technology”) on various social media channels on February 7, 2022.

Twitter

Tweet Tomorrow tomorrow We’re thrilled to be re-announcing that the U.S. Air Force has awarded a $19.3 Million contract to Tomorrow.io for spaceborne weather data. bit.ly/35Kme4y See Disclosures: bit.ly/3mnzMva 3:17 PM.7.2012Twitter Web App

Tweet Tomorrow.io tomorrow Tomorrow.io Announces Strong Growth in Sales and Client Count in 2021 bit.ly/3Batkey See Disclosures: bit.ly/3rnzMva s 10:10 AM - Feb 8, 2022 - Sprout Social

LinkedIn

Tomorrow.io 11,466 followers 11h. Edited We’re thrilled to be re-announcing that the U.S. Air Force has awarded a $19.3 Million contract to Tomorrow.io for spaceborne weather data. http://bit.ly/35Kme4y See Disclosures: https://bit.ly/3rnzMva

Tomorrow.io 11,483 followers 54m Tomorrow.io Announces Strong Growth in Sales and Client Count in 2021 https://bit.ly/3Batkey See Disclosures: https://bit.ly/BrnzMva

Forward-Looking Statements

These communications and the articles linked therein may include, and oral statements made from time to time by representatives of Pine Technology and Tomorrow.io may contain, statements that are not historical facts but are forward looking statements for purposes of the safe harbor provisions under applicable securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” ”could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “target,” “goal,” “expect,” “should,” “would,” “plan,” “predict,” “project,” “forecast,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Tomorrow.io’s ability to launch a satellite, the benefits of its technology, and the closing of the business combination. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. You should carefully consider the risks and uncertainties described in the registration statement on Form S-4, including Pine Technology’s prospectus and proxy statement (the “Proxy Statement/Prospectus”), filed by Pine Technology with the Securities and Exchange Commission (the “SEC”) under the heading “Risk Factors” and other documents of Pine Technology filed, or to be filed, with the SEC. There may be additional risks that Pine Technology and Tomorrow.io presently do not know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Pine Technology’s and Tomorrow.io’s expectations, plans or forecasts of future events and views as of the date of this press release. Pine Technology and Tomorrow.io anticipate that subsequent events and developments will cause their assessments to change. However, while Pine Technology and Tomorrow.io may elect to update these forward-looking statements at some point in the future, Pine Technology and Tomorrow.io specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Pine Technology’s and Tomorrow.io’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It

These communications are not proxy statements or solicitations of a proxy, consent or authorization with respect to any securities or in respect of the transaction and do not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law.

In connection with the proposed transaction between Pine Technology and Tomorrow.io, Pine Technology has filed the preliminary Proxy Statement/Prospectus. Pine Technology plans to mail the definitive Proxy Statement/Prospectus to its stockholders in connection with the transaction once available. INVESTORS AND SECURITYHOLDERS OF PINE TECHNOLOGY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PINE TECHNOLOGY, TOMORROW.IO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pine Technology through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by contacting Pine Technology or Tomorrow.io using the contact information below.

Participants in the Solicitation

Pine Technology, Tomorrow.io and certain of their respective directors, executive officers and employees may be considered to be participants in the solicitation of proxies in connection with the transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Pine Technology in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Pine Technology’s directors and executive officers can also be found in the Pine Technology Final Prospectus. These documents are available free of charge as described above.